Uroplasty, Inc.
5420 Feltl Road, Minnetonka, MN 55343 USA
Main: 952 426 6140 (tel), 952 426 6199 (fax)
Toll free: 866 258 2182 (tel), 866 255 4522
www.uroplasty.com
March 23, 2010
VIA FACSIMILE AND FEDERAL EXPRESS
Securities and Exchange Commission
Attn: Lynn Dicker and Tara Harkins
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Uroplasty, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 4, 2009
File No. 001-32632
Ladies and Gentlemen:
     This letter is in response to your letter dated March 17, 2010 on the above referenced Annual Report on Form 10-K of Uroplasty, Inc. (the “Company”) for the fiscal year ended March 31, 2009. We have set forth below the Company’s responses to each of your comments, and for your convenience have reproduced in bold the text of your individual comments immediately preceding our responses
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 30
1.	We note from page 30 and from your December 31, 2009 Form 10-Q that you discuss the increase in the net sales excluding the impact of foreign currency exchange rates. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Regulation G and Item 10(e) of Regulation S-K. Please refer to Compliance and Disclosure Interpretations for Non-GAAP Financial Measures Question 104.06, which you can find at http://sec.gov/divisions/corpfin/guidance/nongaanintern.htm.

Please note that we have not disclosed sales or any other financial measure net of the foreign currency translation in the Form 10-K or Form 10-Q, nor have we disclosed any financial measure on a constant currency basis. Instead, we have disclosed the impact of the foreign currency translation on sales by indicating the percentage decrease in sales that would have occurred if there had not been a foreign currency translation adjustment. Please also note that, although the changes in foreign currency exchange rate mitigated the decrease in sales in fiscal 2009, it also decreased the rate of increased sales in fiscal 2008, and that this disclosure was included in our annual report on form 10-K for the year ended March 31, 2008.

Securities and Exchange Commission
March 23, 2010

Explanation of the impact of a foreign currency translation is required by Item 305 (to which we are not subject as a smaller reporting company), and if the risk is significant, the Company is required to simulate the effect of changes in foreign currency exchange rates on its income under various increases and decreases in rate. Because of the proportion of our sales in foreign jurisdictions, the impact of changing foreign currency exchange rates on sales is material. We believe that describing the impact on sales of factors that are not directly controllable by the Company, as we have done with respect to fluctuations in exchange rates, without providing specific non-GAAP financial measures that confuse the reader, is appropriate and some of the most useful disclosure in a MD&A.
Exhibit 13
Note 1. Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-8
2.	We note your disclosures on page 4 and throughout the filing that your sales of your Urgent PC treatments in the U.S. have declined during fiscal 2009 mainly due to reimbursement-related issues related to the third-party insurance carriers denying reimbursement or reassessing their coverage for this product. Please tell us and revise your future filings to explain how this has impacted your revenue recognition policies associated with the sale of these products and your allowance for doubtful accounts. We may have further upon comment upon your reviewing your response.

Please note that we sell Urgent PC product in the U.S. to medical caregivers such as physicians, clinics and other medical care providers for their use with their patients. Our customer is the physician, clinic or medical care provider, not the patient. When reimbursement is available the patients of these customers are reimbursed by reimbursement agencies for the services performed, and for the Urgent PC disposable lead sets consumed on a per use basis.

Although the inclination of the caregiver to use our products is heavily influenced by reimbursement, and therefore the level of our sales is heavily influenced by reimbursement, the obligation of the caregiver to pay for product ordered is not. We do not sell our Urgent PC disposable lead sets on consignment that are billed only when used in a procedure. Caregivers are required to order product in advance and to the extent they intend to perform the procedures, to have product on hand.

If the patient is not reimbursed for the expense of the procedure and the physician has more difficulty being paid, the physician is likely to cease performing procedures and ordering product. Accordingly, although the number of Urgent PC disposable lead sets we sell is directly related to the rate of reimbursement, the contractual obligation to pay for product ordered is not.

We have experienced no material change in our allowance for doubtful accounts for our U.S. business. In fact, in fiscal 2009, the fiscal year in which the reimbursement-related issues

Securities and Exchange Commission
March 23, 2010

impacting our U.S. business surfaced, our accounts receivable agings, as measured by average days sales outstanding, improved slightly over fiscal 2008, and through 9 months of our current fiscal year (fiscal 2010), we have seen further improvement in our accounts receivable agings.
Note 7. Business Segment Information, page F-2I
3.	Please revise your future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with 280-10-50-41(a) of the FASB Accounting Standard Codification.

In response to your comment, we will explain in future filings the reasons for assigning foreign sales to specific countries or geographic regions consistent with ASC 280-10-50-41(a).

We disclose in Note 7 to our financial statements our sales to external customers in the United Kingdom and sales to all of our other foreign customers which occur out of our operations in the Netherlands. These sales account for all our sales to external customers in all foreign countries where we do business. The U.S. sales we disclose in Note 7 represent all sales to external customers in the United States. We will make this clear in future filings and will include disclosure of total sales to external customers in foreign countries.

4.	We note that the long-lived assets by geographic location includes intangible assets. Please revise this disclosure in future filings to present only tangible assets. Refer to paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

In response to your comment, we will include only tangible assets in long-lived assets listed by geographic region, consistent with ASC 280-10-55-23.
Exhibits 31.1 and 31.2
5.	We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you have omitted the language “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” from paragraph four of your certification. The required certifications must be in the exact form prescribed. Please amend your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Please note that, in response to your comment, we have filed an amendment to the Form 10-K for the year ended March 31, 2009 that contains corrected exhibits that include revised certifications that confirm to the exact wording required by Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission
March 23, 2010

     In accordance with your request and our understanding, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or further comments on the above responses, please do not hesitate to call me at (952) 426-6152.

Sincerely,
/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Chief Financial Officer